Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company

Commonwealth Bank Officers Superannuation Corporation Pty Limited	EP (AU registered)
Capital 121 Pty Limited	HC (AU registered)
Colonial First State Investments Limited	IA (AU registered)